Exhibit 12.2b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Three Months Ended March 31, 2011	Twelve Months Ended March 31, 2011	2010	2009	2008	2007	2006

Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$448	$1,662	$1,394	$503	$1,364	$977	$762

Fixed charges as defined	109	418	412	416	369	357	347

Capitalized interest	—	—	—	—	—	(4)	(9)

Preference security dividend requirement	(7)	(27)	(27)	(24)	(26)	(25)	(25)

Total earnings, as defined	$550	$2,053	$1,779	$895	$1,707	$1,305	$1,075

Fixed charges, as defined:
Interest charges	$97	$374	$368	$376	$330	$320	$311

Preference security dividend requirement	7	27	27	24	26	25	25

Rental interest factor	5	17	17	16	13	12	11

Total fixed charges, as defined	$109	$418	$412	$416	$369	$357	$347

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.05	4.91	4.32	2.15	4.63	3.66	3.10